UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

                                         Digital Angel Corporation
(Name of Issuer)

                                     Common Stock - $0.005 par value
(Title of Class of Securities)

                                                  58449P 10 1
(CUSIP Number)

Michael Krawitz
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Tel: (561) 805-8000
Fax: (561) 805-8001

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-0001
Attention: Corporate Trust Administration
Tel: (302) 651-1000
                                    Fax: (302) 636-4140
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                     February 25, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

(Page 1 of 7 pages)

1	Name of Reporting Person: Applied Digital Solutions, Inc. (“ADS”) I.R.S. Identification No. of Above Person (entity only) 43-1641533
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC use only
4	Source of Funds* WC and OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Missouri
	7	Sole voting power 8,838,167 shares
Number of shares beneficially Owned by each	8	Shared voting power 15,453,506 shares (1)
Reporting person with	9	Sole dispositive power 8,838,167 shares
	10	Shared dispositive power 15,453,506 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,291,673 shares
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) ☐ 55.2%
14	Type of Reporting Person* CO

(1)
ADS shares voting and dispositive power with respect to 750,000 of these shares with its majority-owned subsidiary, InfoTech USA, Inc., under the terms of a Stock Pledge Agreement, and 14,703,506 of these shares with the Digital Angel Share Trust under the terms of an Amended and Restated Trust Agreement.

1	Name of Reporting Person: Digital Angel Share Trust I.R.S. Identification No. of Above Person (entity only) 45-6117433
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC use only
4	Source of Funds* OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
	7	Sole voting power -0-
Number of shares beneficially Owned by each	8	Shared voting power 14,703,506 shares
Reporting person with	9	Sole dispositive power -0-
	10	Shared dispositive power 14,703,506 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,703,506 shares
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) ☐ 33.4%
14	Type of Reporting Person* OO

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D relates to shares of common stock, par value $0.005 per share, of Digital Angel Corporation, a Delaware corporation (the “Issuer”), formerly Medical Advisory Systems, Inc. (“MAS”), and is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on March 12, 2001. The address of the principal executive office of the Issuer is 790 Villaume Avenue, South St. Paul, Minnesota 55075.

Item 2. Identity and Background.

(a-c) and (f). The persons filing this statement are Applied Digital Solutions, Inc. and Digital Angel Share Trust. Applied Digital Solutions, Inc., a Missouri corporation (“ADS”), is a “Security Through InnovationTM,” company and has its principal place of business at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The Digital Angel Share Trust is a Delaware statutory business trust. The trustee of the Digital Angel Share Trust is the Wilmington Trust Company, whose principal place of business is at Rodney Square North, 11 North Market Street, Wilmington, Delaware 19890-0001. The Digital Angel Share Trust is controlled by an advisory board. Mr. Scott R. Silverman, the chairman and chief executive officer of ADS is the sole advisory and voting board member of the Digital Angel Share Trust’s Advisory Board.

Information relating to the directors and executive officers of ADS is contained in Appendix A attached hereto and is incorporated herein by reference.

(d) and (e). Neither of the Reporting Persons nor any of the persons listed in Appendix A have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 3, 2004, ADS purchased 12,000 shares of the Issuer’s common stock in the open market. The number of shares purchased by ADS did not represent 1% or more of the outstanding common stock of the Issuer on such date. ADS paid $3.50 per share for total consideration of $42,000. The consideration was paid in cash. No other financing was required to effect the transaction.

On February 25, 2005, ADS entered into a Stock Purchase Agreement with the Issuer. Pursuant to the Stock Purchase Agreement, ADS sold 684,543 shares of ADS’ common stock to the Issuer in exchange for 644,140 shares of the Issuers’ common stock. The value of the common stock exchanged between ADS and the Issuer was $3.5 million. The value calculations were based on a ten-trading day volume weighted average for each stock. No other financing was required to effect the transaction.

Item 4. Purpose of Transaction.

This Amendment to Schedule 13D is being filed to disclose the Stock Purchase Agreement between the Issuer and ADS dated February 25, 2005. Pursuant to the Stock Purchase Agreement, ADS exchanged 684,543 shares of ADS’ common stock for 644,140 shares of the Issuer’ common stock. The Issuer used ADS’ common stock that was received under the Stock Purchase Agreement as partial consideration for the acquisition of DSD Holdings A/S and its wholly-owned subsidiaries,

Daploma International A/S and Digitag A/S. The exchange also represented a strategic investment in the Issuer by ADS, whereby it increased its ownership interest in the Issuer, as ADS desires to maintain a controlling interest in the Issuer. The Stock Purchase Agreement is more fully described in Item 3 above.

Item 5.  Interest in Securities of the Issuer.

(a) and (b). As of February 25, 2005, ADS is the beneficial owner of 24,291,673 shares of the Issuer’s common stock, or approximately 55.2% of the Issuer’s common stock outstanding. ADS shares voting and dispositive power with the Digital Angel Share Trust over 14,703,506 of the shares, or 33.4% of the Issuer’s common stock, ADS shares voting and dispositive power with InfoTech USA, Inc. over 750,000 of the shares, or 1.7% of the Issuer’s common stock, and ADS has sole voting and dispositive power with respect to 8,838,167 of the shares, or 20.1% of the Issuer’s common stock.

Currently, ADS claims beneficial ownership with respect to all 24,291,673 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

The changes to the number of shares of the Issuer’s common stock owned by ADS and the Digital Angel Share Trust from the amount reported in Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2004, are as follows:

Total shares held jointly by ADS and the Digital Angel Share Trust per Amendment No. 4	14,703,506
Shares pledged to InfoTech USA, Inc. per Amendment No. 4	750,000
Shares held solely by ADS per Amendment No. 4	7,850,000
Total shares held per Amendment No. 4	23,303,506	(1)
Shares acquired by ADS under a letter agreement with Laurus	513,121	(2)
Shares acquired by ADS in the open market	12,000
Shares sold to certain warrant holders of ADS	(181,094)	(3)
Shares acquired by ADS under the February 25, 2005 Stock Purchase Agreement	644,140
Total shares beneficially owned by ADS	24,291,673

(1)
Included in the total shares held per Amendment No. 4 to Schedule 13D were shares related to a Share Exchange Agreement between ADS and the Issuer dated August 14, 2003. The Share Exchange Agreement provided for ADS to purchase 3,000,000 shares of the Issuer’s common stock and a warrant for the purchase of up to 1,000,000 shares of the Issuer’s common stock. The Issuer issued the 3,000,000 shares to ADS on March 1, 2004, in exchange for 1,980,000 shares of ADS’ common stock. The Share Exchange Agreement was included as Exhibit 2.9 to Amendment No. 4 to Schedule 13D filed with the Commission on June 17, 2004. The warrant was exercisable for five years commencing on February 1, 2004, payable in cash or in shares of ADS’ common stock at an exercise price of $3.74 per share. ADS exercised the warrant on December 21, 2004. ADS paid the aggregate exercise price of $3,740,000 in cash. No other financing was required to effect the transaction.

(2)
On June 1, 2004, ADS entered into a letter agreement, referred to as the Letter Agreement, with the Issuer and Laurus Master Fund, Ltd. (“Laurus”). The Letter Agreement was included as Exhibit 2.10 to Amendment No. 4 to Schedule 13D filed with the Commission on June 17, 2004. On July 31, 2003, the Issuer issued to Laurus a Convertible Note in the amount of $2,000,000, and on August 28, 2003, the Issuer issued to Laurus a Minimum Borrowing Convertible Note in the amount of $1,500,000. Pursuant to the terms of the Letter Agreement, Laurus agreed that with respect to each conversion by Laurus of an outstanding amount of the Convertible Note or the Minimum Borrowing

Convertible Note into the Issuer’s common stock, the Issuer and ADS had the right to purchase all of such common stock converted by Laurus at a price per share equal to the volume weighted average price of the Issuer’s common stock for the three (3) trading days immediately preceding such conversion following provision by Laurus to the Issuer and ADS of written or email notification of such conversion. Pursuant to the terms of the Letter Agreement, ADS acquired 513,121 shares of the Issuers common stock:

Date of Purchase	Number of Shares Acquired	Price Per Share	Total Consideration Paid

June 30, 2004	150,000	$3.040	$456,000
October 26, 2004	50,000	$2.964	148,200
November 19, 2004	100,000	$3.725	372,500
December 24, 2004	213,121	$5.450	1,161,509
Total	513,121		$2,138,209

As of December 31, 2004, Laurus had fully converted the principal balances of the Convertible Note and the Minimum Borrowing Convertible Note and, as such, the Issuers obligations to Laurus were satisfied in full. ADS paid cash for the shares acquired from Laurus. The number of shares purchased did not represent 1% or more of the outstanding common stock of the Issuer on the date of purchase. Not other financing was required to effect the transaction.

(3)
Under the terms of certain warrants that were issued by ADS on June 30, 2003 in connection with ADS’ $10,500,000 convertible/exchangeable debentures, the warrant holders are entitled to exchange warrants into shares of the Issuer’s common stock owned by ADS. The warrant holders exchanged 181,094 of the warrants into 181,094 shares of the Issuer’s common stock owned by ADS on November 22, 2004. The number of shares exchanged did not represent 1% or more of the outstanding common stock of the Issuer on such date. The exchange price, per the terms of the warrants was $3.175 per share and the cash proceeds to ADS totaled $574,973. No other financing was required to effect the transaction.

(c). ADS and the Digital Angel Share Trust have not engaged in any transactions in the Issuer’s common stock during the past 60 days, except as set forth herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 30, 2003, ADS and the Wilmington Trust Company, as Trustee, entered into the an Amended Trust Agreement. The Amended Trust Agreement was included as Exhibit 2.7 to Amendment No. 4 to Schedule 13D filed with the Commission on June 17, 2004. The Digital Angel Share Trust is controlled by an advisory board. Mr. Scott R. Silverman, the chairman and chief executive officer of ADS is the sole advisory and voting board member of the Digital Angel Share.

On February 25, 2005, ADS entered into a Stock Purchase Agreement with the Issuer. The Stock Purchase Agreement, which is more fully discussed in Item 3. above, is attached hereto as Exhibit 2.11.

Item 7. Material to be Filed as Exhibits.

Attached hereto as an exhibit is the following document:

Exhibit 2.11        Stock Purchase Agreement between Applied Digital Solutions, Inc. and Digital Angel Corporation dated February 25, 2005

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2005

Applied Digital Solutions, Inc.

By: /s/ Evan C. McKeown
Name: Evan C. McKeown
Title: Senior Vice President and Chief Financial Officer

Digital Angel Share Trust

    By: Wilmington Trust Company, Trustee
By:/s/ Lorraine M. Breece
Name: Lorraine M. Breece
Attorney-in-Fact and Authorized Agent

Appendix A

Name and Current Business Address	Present Principal Occupation or Employment: Material Positions Held during the Past Five Years

Scott R. Silverman 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Silverman, age 41, previously served since August 2001 as a special advisor to ADS’ Board of Directors. In March 2002, he was appointed to ADS’ Board of Directors and named ADS’ President. In March 2003, he was appointed ADS’ Chairman and Chief Executive Officer.

J. Michael Norris 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Norris, age 58, was appointed a director of ADS on January 12, 2004, and serves as a member of the Audit Committee and as Chairman of the Technology Committee of ADS’ Board of Directors. Mr. Norris served as the Chairman and Chief Executive Officer of Next Level Communications before it was acquired by Motorola in the spring of 2003.

Daniel E. Penni 260 Eliot Street Ashland, MA 01721
Mr. Penni, age 57, has served as a director of ADS since March 1995, and is Chairman of the Compensation Committee and serves as a member of the Audit, Nominating and Compliance Committees of ADS’ Board of Directors. Currently, he is an Area Senior Vice President for Arthur J. Gallagher & Co. (NYSE:AJG).

Dennis G. Rawan 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Rawan, age 61, was appointed a director of ADS effective December 10, 2002, and serves as Chairman of the Nominating Committee and as Chairman of the Audit Committee of ADS’ Board of Directors. Mr. Rawan was Chief Financial Officer of Expo International, Inc. (“Expo”) from 1996 until his retirement in 2000.

Constance K. Weaver 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Ms. Weaver, age 52, was elected a director of ADS in July 1998. She serves as a member of the Compensation, Nominating and Technology Committees, and as Chairman of the Compliance Committee of ADS’ Board of Directors. Ms. Weaver has recently served as Executive Vice President, Public Relations, Marketing Communications and Brand Management for AT&T Corporation (AT&T) (NYSE:T).

Michael S. Zarriello 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Zarriello, age 55, was appointed a director of ADS effective May 9, 2003, and serves as a member of the Audit Committee and of the Nominating Committee of ADS’ Board of Directors. Mr. Zarriello has served as a member of the board of directors of Digital Angel Corporation, since September 2003, and he currently serves as a member of the Compensation Committee of Digital Angel Corporation’s board of directors. He has served as Senior Vice President and Chief Financial Officer for Rural/Metro Corporation in Scottsdale, Arizona since July 2003.

Kevin H. McLaughlin 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. McLaughlin, age 62, was appointed ADS’ Chief Operating Officer in March 2003 and its President in May 2003. Mr. McLaughlin has served as a director of the Company’s majority-owned subsidiary, Digital Angel Corporation, since September 2003. From April 2002 until the present. Mr. McLaughlin has served as a director, and from April 2002 to March 2003, Mr. McLaughlin served as the Chief Executive Officer, President and Chief Operating Officer of InfoTech USA, Inc., the Company’s 52.5%
owned subsidiary.

Michael E. Krawitz 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Krawitz, age 35, joined the Company as Assistant Vice President and General Counsel in April 1999, and was appointed Vice President and Assistant Secretary in December 1999, Senior Vice President in December 2000, Secretary in March 2003 and Executive Vice President in April 2003.

Evan C. McKeown 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. McKeown, age 46, joined the Company as Vice President, Chief Accounting Officer and Corporate Controller in March 2001. He was appointed Vice President and Chief Financial Officer in March 2002 and Senior Vice President in March 2003.

Lorraine M. Breece 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Ms. Breece, age 52, joined ADS as Corporate Controller and Chief Accounting Officer in April 2000. She was appointed Director of Accounting and SEC Reporting in March 2001 and Vice President and Chief Accounting Officer in March 2004.

Exhibit Index

Exhibit        Description

2.11	Stock Purchase Agreement between Applied Digital Solutions, Inc. and Digital Angel Corporation dated February 25, 2005